

July 6, 2023

Li Peng Leck
Executive Chairwoman and Executive Director
Davis Commodities Limited
10 Bukit Batok Crescent
#10-01, The Spire
Singapore 658079

> **Re: Davis Commodities Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed July 3, 2023**
> **File No. 333-270427**

Dear Li Peng Leck:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1 Filed July 3, 2023

Risk Factors, page 9

1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. We also note your disclosure addressing price and volume volatility shortly following an offering. However, please either revise your existing risk factor, or include a separate risk factor, to address the potential among relatively smaller public floats for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility,

including any stock run-up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Use of Proceeds, page 33

2. Please reconcile the estimated net proceeds from this offering of $8.27 million disclosed in the first paragraph of this section to the net proceeds of approximately $4.45 million disclosed on page 36 in your capitalization section, and revise as necessary.

Capitalization, page 36

3. Please revise your capitalization table to reflect the application of the net proceeds of your offering, including the repayment of bank borrowings disclosed in use of proceeds on page 33.

Results of Operations
Comparison of Results of Operations for the Fiscal Years Ended December 31, 2021 and 2022, page 45

4. Please expand your discussion to describe the underlying reasons for the material changes in revenue related to Vietnam and Indonesia. Refer to Instruction 1 to Item 5 of Form 20-F.

Description of Share Capital, page 114

5. We note that in this section you refer to your second amended and restated memorandum and articles of association, adopted on June 22, 2023, as your "post-offering memorandum and articles of association." However, in the rest of the registration statement you refer to it as the second amended and restated memorandum and articles of association. Seeing as the offering being referred to as "post offering" has not yet occurred, please align this defined term with the rest of the registration statement, or provide an alternative defined term less likely to confuse readers.

You may contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li